News Release

PEMBINA

Pembina Pipeline Corporation Announces Settlement Agreement with Ruby Pipeline LLC

CALGARY, ALBERTA, November 18, 2022 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that Pembina and certain of its wholly-owned affiliates have entered into a settlement agreement (the "Settlement Agreement") with Ruby Pipeline LLC ("Ruby").

The terms of the Settlement Agreement provide for, upon approval of the United States Bankruptcy Court for the District of Delaware and the payment of all amounts contemplated by such agreement, the release of Pembina from any causes of action arising in connection with, among other things, prepetition distributions and the bankruptcy case. In consideration, the Settlement Agreement provides for the payment from Pembina to Ruby of US$102 million (the "Settlement Payment"). The United States Bankruptcy Court for the District of Delaware is expected to consider the terms of the Settlement Agreement at a hearing for Ruby's Chapter 11 plan ("the Plan") proposed for January 23, 2023.

The Plan provides for the potential sale by auction of Ruby's assets with a distribution of the value of the Ruby estate to its creditors following confirmation of the Plan. In the event the Plan is approved as currently contemplated, Pembina's affiliates retain all rights to recovery under the 2026 Subordinated Notes (the "Sub Notes") as a creditor, subject to the terms of the Plan and the Sub Notes, after accounting for any rights of subordination in favour of other creditors.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and information (collectively, "forward-looking statements" within the meaning of the "safe harbor" provisions of applicable securities legislation that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "should", "may",

"intend", "will", "continue", "if", "to be", "expects", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements relating to, without limitation, the approval by the United States Bankruptcy Court for the District of Delaware of the Plan and the Settlement Agreement, including the terms of the Plan and the Settlement Agreement and the expected timing for such approval; and the rights of certain affiliates of Pembina to retain rights to recovery under the subordinated notes as a creditor.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: that the Plan and/or the Settlement Agreement will be approved on terms similar to those currently contemplated; the success of Pembina's operations; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: that the Plan may not be approved on terms currently contemplated or at all; that the United States Bankruptcy Court for the District of Delaware may not approve the terms of the Settlement Agreement as currently contemplated or at all; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; fluctuations in operating results; the ability to access various sources of debt and equity capital; and certain other risks and uncertainties detailed in Pembina's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:

Investor Relations

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

www.pembina.com